
June 10, 2010

Mr. Mark Seremet
Chief Executive Officer
Zoo Entertainment, Inc.
3805 Edwards Road, Suite 400
Cincinnati, Ohio 45209

> **Re: Zoo Entertainment, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 3, 2010**
> **File No. 333-167294**

Dear Mr. Seremet:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We refer to our ongoing review of your Registration Statement on Form S-1 filed December 22, 2009 (File No. 333-163937). Please be advised that the captioned registration statement will not be declared effective until all issues relating to your prior registration statement have been resolved.

Outside Front Cover Page of the Prospectus

2. Please disclose the concurrent resale offering on the outside front cover page of the prospectus. Please also ensure that your risk factors section adequately addresses any impact of the concurrent offering.

3. Please tell us how you determined that it was appropriate to exclude "non-accountable expenses" from discounts and commissions, especially given that these expenses are

calculated with reference to a percentage of the total offering price. Refer to paragraph (17) of Schedule A of the Securities Act of 1933.

4. If you retain the reference to "non-accountable expenses," please revise your cover page to express this concept in everyday words. See Rule 421(d) of Regulation C.

Table of Contents

5. We note the last paragraph following the table of contents, where you state that you have not independently verified the third-party data appearing in your prospectus. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Further, the inclusion of this type of language between the inside cover page and the prospectus summary is inappropriate. Please revise.

Risk Factors

"The liquidity of our common stock will be affected by its limited trading market," page 14

6. The title of this risk factor, as well as the first and fourth sentences in the body of the risk factor, indicate that your common stock is currently the subject of market maker quotations on the OTC Bulletin Board. However, the fifth sentence of this risk factor states that there is no market for your common stock. Please revise your disclosure.

"If we cannot satisfy, or continue to satisfy, the NASDAQ Global Market's listing requirements…," page 15

7. In this risk factor, the immediately following risk factor, and elsewhere throughout the document, you refer to the listing of your securities on the NASDAQ Global Market. Your document should not convey the impression that you may apply successfully for listing of your common stock on an exchange, unless there is reasonable assurance that these securities will be acceptable for listing. See the introductory note to Item 202 of Regulation S-K. Please provide us with support for the proposition that your common stock will be acceptable for listing on the NASDAQ Global Market.

Principal and Selling Stockholders, page 60

8. Please tell us whether the selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

9. Please disclose the percentage of common stock to be owned by the selling security holder after completion of the offering, and indicate the nature of any material relationship which the selling security holder has had within the past three years with you or any of your predecessors or affiliates. See Item 507 of Regulation S-K.

<u>Underwriting, page 63</u>

10.   Please disclose the various factors considered in determining the offering price. See Item 505(a) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

  •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3503 or Mark P. Shuman, Branch Chief-Legal, at (202) 551-3462 with any questions.

Sincerely,

David L. Orlic
Staff Attorney

cc: <u>Via facsimile: (212) 983-3115</u>
       Kenneth R. Koch, Esq.
       Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.